UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date February 14, 2018	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR JANUARY 2018

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance.

The Company and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATING DATA

	Estimated amount completed in January 2018	Actual amount completed in January 2017	Year -on-year increase	Total estimated amount completed in January 2018	Total actual amount completed in January 2017	Year-on-year increase
Passenger Transportation Data
ASK (available seat – kilometres) (millions)	19,466.95	18,704.38	4.1%	19,466.95	18,704.38	4.1%
– Domestic routes	12,040.45	11,521.14	4.5%	12,040.45	11,521.14	4.5%
– International routes	6,933.71	6,681.69	3.8%	6,933.71	6,681.69	3.8%
– Regional routes	492.79	501.55	–1.7%	492.79	501.55	–1.7%
RPK (revenue passenger – kilometres) (millions)	15,350.33	15,290.44	0.4%	15,350.33	15,290.44	0.4%
– Domestic routes	9,628.59	9,379.17	2.7%	9,628.59	9,379.17	2.7%
– International routes	5,336.05	5,516.74	–3.3%	5,336.05	5,516.74	–3.3%
– Regional routes	385.70	394.54	–2.2%	385.70	394.54	–2.2%

Number of passengers carried (thousands)	9,106.86	8,930.44	2.0%	9,106.86	8,930.44	2.0%
– Domestic routes	7,559.09	7,293.66	3.6%	7,559.09	7,293.66	3.6%
– International routes	1,262.85	1,340.76	–5.8%	1,262.85	1,340.76	–5.8%
– Regional routes	284.92	296.02	–3.7%	284.92	296.02	–3.7%

	Estimated amount completed in January 2018	Actual amount completed in January 2017	Year-on-year increase		Total estimated amount completed in January 2018	Total actual amount completed in January 2017	Year-on-year increase
Passenger load factor (%)	78.85	81.75	–2.89	pts	78.85	81.75	–2.89	pts
– Domestic routes	79.97	81.41	–1.44	pts	79.97	81.41	–1.44	pts
– International routes	76.96	82.56	–5.61	pts	76.96	82.56	–5.61	pts
– Regional routes	78.27	78.66	–0.40	pts	78.27	78.66	–0.40	pts
Freight Transportation Data AFTK (available freight tonne – kilometres) (millions)	640.92	578.53	10.8%		640.92	578.53	10.8%
– Domestic routes	223.00	196.86	13.3%		223.00	196.86	13.3%
– International routes	403.33	365.79	10.3%		403.33	365.79	10.3%
– Regional routes	14.59	15.88	–8.1%		14.59	15.88	–8.1%
RFTK (revenue freight tonne – kilometres) (millions)	212.11	193.88	9.4%		212.11	193.88	9.4%
– Domestic routes	81.88	81.34	0.7%		81.88	81.34	0.7%
– International routes	127.25	109.94	15.7%		127.25	109.94	15.7%
– Regional routes	2.97	2.60	14.6%		2.97	2.60	14.6%
Weight of freight carried (million kg)	80.54	77.78	3.5%		80.54	77.78	3.5%
– Domestic routes	60.15	59.60	0.9%		60.15	59.60	0.9%
– International routes	17.86	15.92	12.1%		17.86	15.92	12.1%
– Regional routes	2.53	2.25	12.4%		2.53	2.25	12.4%
Freight load factor (%)	33.10	33.51	–0.42	pts	33.10	33.51	–0.42	pts
– Domestic routes	36.72	41.32	–4.60	pts	36.72	41.32	–4.60	pts
– International routes	31.55	30.06	1.50	pts	31.55	30.06	1.50	pts
– Regional routes	20.39	16.35	4.04	pts	20.39	16.35	4.04	pts
Consolidated Data ATK (available tonne – kilometres) (millions)	2,392.94	2,261.92	5.8%		2392.94	2,261.92	5.8%
– Domestic routes	1,306.64	1,233.76	5.9%		1,306.64	1,233.76	5.9%
– International routes	1,027.36	967.14	6.2%		1,027.36	967.14	6.2%
– Regional routes	58.94	61.02	–3.4%		58.94	61.02	–3.4%
RTK (revenue tonne – kilometres) (millions)	1,567.68	1,536.83	2.0%		1,567.68	1,536.83	2.0%
– Domestic routes	932.97	905.72	3.0%		932.97	905.72	3.0%
– International routes	597.75	593.96	0.6%		597.75	593.96	0.6%
– Regional routes	36.96	37.15	–0.5%		36.96	37.15	–0.5%

	Estimated amount completed in January 2018	Actual amount completed in January 2017	Year-on-year increase		Total estimated amount completed in January 2018	Total actual amount completed in January 2017	Year-on-year increase
Overall load factor (%)	65.51	67.94	–2.43	pts	65.51	67.94	–2.43	pts
– Domestic routes	71.40	73.41	–2.01	pts	71.40	73.41	–2.01	pts
– International routes	58.18	61.41	–3.23	pts	58.18	61.41	–3.23	pts
– Regional routes	62.71	60.88	1.83	pts	62.71	60.88	1.83	pts

Note: Please refer to the latest annual report or interim report of the Company for the definitions of indicators.

II.	FLEET STRUCTURE

In January 2018, China Eastern Airlines Corporation Limited (the “Company”) introduced one aircraft (one A330-300 aircraft), and retired one aircraft (one B737-700 aircraft).

As at the end of January 2018, details of the fleet structure of aircraft of the Company are as follows:

(Units)

No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total
	Wide-body passenger aircraft	30	43	10	83
1	B777-300ER	9	11	0	20
2	B767	4	0	0	4
3	A330-200	15	15	3	33
4	A330-300	2	17	7	26

	Narrow-body passenger aircraft	218	192	134	544
5	B737-700	42	13	0	55
6	B737-800	46	62	84	192
7	A319	13	20	2	35
8	A320	79	52	48	179
9	A321	38	39	0	77
10	B737-8MAX	0	6	0	6
	Total	248	235	144	627

Note: The ten business aircraft held under trust of the Company were not included in the fleet.

III.	BRIEF EXPLANATION ON OPERATING DATA

In relation to passenger traffic, passenger transportation capacity (measured by available seat- kilometres) of the Company in January 2018 increased by 4.1% year-on-year, passenger traffic volume (measured by revenue passenger-kilometres) increased by 0.4% year-on-year, and passenger load factor decreased by 2.89 percentage points to 78.85% year-on-year.

In relation to freight traffic, freight transportation capacity (measured by available freight tonne-kilometres) of the Company in January 2018 increased by 10.8% year-on-year. Freight traffic volume (measured by revenue freight tonne-kilometres) increased by 9.4% year-on- year, while freight load factor decreased by 0.42 percentage points to 33.1% year-on-year.

In January 2018, the Company introduced domestic routes such as Chengdu-Teng Chong, Aletai-Xian and Wenzhou-Yantai-Qiqihar, and international routes such as Urumqi-Hefei- Krabi.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The data set forth above is published on the website of the Shanghai Stock Exchange (www. sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
13 February 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Yuan Jun (Employee Representative Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).